                                CYTOMEDIX, INC.

FOR IMMEDIATE RELEASE -- NEW SENIOR MANAGEMENT TEAM AND STOCK TICKER SYMBOL

Little Rock, Arkansas *****CDT, April 6, 2000

Cytomedix, Inc. (formerly, Autologous Wound Therapy, Inc.) today announced the appointment of new executive management personnel.

Dennis Hendren, acting as Board Chairman and speaking on behalf of the company, said, "We are delighted to announce that an experienced team of healthcare executives have agreed to join Cytomedix to act as the company's new senior management team. Each of these individuals brings to the company a breadth of talent and many years of experience in the biomedical field. We are very much looking forward to their plans to expand the base of our successful and growing AuToloGel(TM) wound therapy business and develop for the company new opportunities in other areas of cellular therapies and molecular biotechnology." Each of the new managers has been previously employed by Baxter International Inc.

JAMES A. COUR, PRESIDENT AND CEO - Mr. James A. Cour will assume the position of President and CEO. Before joining the company, Mr. Cour served nineteen years with Baxter International in a variety of management positions, most recently as its Vice President of Portfolio Strategy. He previously served as General Manager of Operations at Baxter Limited (a $725 million Japanese operating subsidiary) and Director of Business Development for Baxter's Global Business Group. Mr. Cour received an MBA degree from the University of Chicago Graduate School of Business, with a specialization in Finance. He received a Bachelor of Business Administration Degree from the University of Notre Dame, graduating with honors. Mr. Cour will provide overall leadership to the company and particular expertise in the area of biomedical technology analysis, mergers and acquisitions and strategic planning.

ROBIN L. GELLER, VICE PRESIDENT OF SCIENCE & TECHNOLOGY - Dr. Geller also joins the company from Baxter Healthcare where she has served in a variety of capacities including Senior Assessment Manager for Corporate Quality Systems and Senior Research Scientist for the Gene Therapy Division. Before joining Baxter, Dr. Geller was on the faculty of the University of Minnesota in the departments of Laboratory Medicine & Pathology and Pediatrics where she also did post-doctoral research in cellular immunology. She has authored 31 scientific papers, is the principal or co-inventor of seven issued or pending patents, and is on the editorial board of or a reviewer for three scientific journals. She received her doctoral degree in Molecular Biology from the University of Wisconsin and a Bachelor of Science Degree in Genetics from the University of California at Berkeley. Dr. Geller will be in charge of the regulatory affairs of the company and will be responsible for identifying emerging technologies, and performing scientific due diligence.

CHRISTOPHER J. CAYWOOD, VICE PRESIDENT OF STRATEGY & BUSINESS DEVELOPMENT - Mr. Christopher J. Caywood joined Baxter Healthcare in 1998 and worked as Director of Business Planning and Development. Previously, he served in various financial and legal capacities for

Sears, Roebuck and Co. including Director of Financial Analysis, Manager of Competitive and Economic Analysis, and Tax Attorney. Before joining Sears, he practiced law for seven years with firms in Boston and Chicago. He has a Master's Degree in Business Administration from the University of Chicago Graduate School of Business, a Juris Doctor Degree, Master's Degree in World Politics, and a Bachelor's Degree in History, with High Honors and Distinction, all from the University of Michigan. Mr. Caywood will be responsible for formulating the long-term business strategy of the company and for identification, negotiation, and execution of acquisitions and licensing transactions.


DAVID C. DEMAREST, VICE PRESIDENT, GENERAL COUNSEL & CORPORATE SECRETARY - Mr. David C. Demarest joins the company following three years of private law practice with the firm of Preston, Gates & Ellis. There, he specialized in biotechnology and pharmaceutical transactions, high-technology research & development projects, domestic and international licensing; transnational investment and corporate compliance. Before this private practice, he spent 13 years as in-house counsel for Baxter International, serving on extensive expatriate assignments in Brussels, Tokyo, and Singapore. Mr. Demarest holds a Masters of Laws Degree from Harvard Law School, a Bachelor of Laws Degree, with honors, from McGill University Faculty of Law, and a Bachelor of Arts degree, with honors, from Colgate University. Mr. Demarest is fluent in French and Japanese. As general counsel Mr. Demarest will be responsible for managing the legal affairs of the corporation, instituting a rigorous corporate compliance program, supervising the maintenance of the books and records of the corporate entity, and general administration of the company's affairs.

Mr. Cour said, "We are all very pleased to be joining Cytomedix. The AuTolo(TM)Cure process developed in Little Rock has tremendous potential, both in the treatment of chronic wounds and other medical applications. The new management brings a wealth of experience and a diverse set of skills to supplement the excellent team that Dennis Hendren and his colleagues have already built. We believe the company is well-positioned to take a leadership role in the rapidly expanding field of cellular therapies."

The company's current ticker symbol, "AWTX" (NASDAQ OTC:BB) will be changed to "CYDX," effective at the start of trading on April 7, 2000. The company will also relocate its corporate headquarters to Suburban Chicago in the near future, while maintaining its current offices in Little Rock.

Cytomedix is the proprietary owner of the AuTolo(TM)Gel and AuTolo(TM)Cure processes, used in the treatment of chronic wounds such as diabetic neuropathies, and venous stasis and decubitus ulcers.

For further information, please contact: Dennis Hendren at (501) 225-8400.


                                       2